Brian T. Gallagher, Esq. Admitted in Maryland, Virginia and Washington, DC	Email: BGallagher@G-E-Law.com

June 4, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification
CIK No. 0002016678

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). Attached hereto please find the Issuer’s Post-Qualification Amendment No. 2 to the previously qualified Offering Statement on Form 1A POS (CIK No. 0002016678), as well as all referenced exhibits. Also included herein is a red-lined version of the POS to identify the changes made therein.

This POS is offered for two discrete reasons. First, the attached POS offers two additional classes of Bonds. Second, LMMS Management LLC is being replaced as the manager by Bequest Capital LLC. LMMS Management LLC was/is a wholly owned subsidiary of Bequest Capital LLC. The replacement of the manager is being made for organizational purposes.

The Issuer requests qualification of the POS on June 20, 2025. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher

Brian T. Gallagher     -    BGallagher@G-E-Law.com     -    410-533-4855

1906 Towne Centre Blvd, Suite 275, Annapolis, MD 21401